December 13, 2006
VIA EDGAR AND OVERNIGHT DELIVERY
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:	Michele Anderson, Paul Monsour, Terry French, Paul Fischer and Cheryl Grant

RE:	HFF, Inc. Amendment No. 1 to the Registration Statement on Form S-1 File No. 333-138579
Ladies and Gentlemen:
     HFF, Inc. (the “Company”) has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form S-1 (Registration No. 333-138579). On behalf of the Company, we respond to the comments raised by the staff (the “Staff”) of the Commission in the letter dated December 6, 2006 from Ms. Michele Anderson to John H. Pelusi, Jr. For your convenience, the comments are included in this letter and are followed by the applicable response. We also include supplemental information requested by the Staff as exhibits to this letter.
General
1.	Please provide us with copies of your artwork, if any, prior to circulating preliminary prospectuses. Since we may have comments that could result in material revisions to your artwork, we suggest that you provide us with enough time to finish commenting on your artwork prior to circulating preliminary prospectuses. See Item VIII of the March 31, 2001 quarterly update to the Division of Corporation Finance’s “Current Issues and Rulemaking Projects Outline.”
Response:
The Company notes the Staff’s comment and supplementally informs the Staff that the Company does not currently intend to include any artwork in the prospectus. If the Company determines to include any artwork in the prospectus, the Company will promptly provide such artwork to the Staff on a supplemental basis.
2.	As soon as practicable, please furnish to us a statement as to whether or not the amount of compensation to be allowed or paid to the underwriter(s) has been cleared with the NASD. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from the NASD informing us that NASD has no additional concerns.

Securities and Exchange Commission
December 13, 2006

Response:
The Company notes the Staff’s comment and will supplementally furnish to the Staff a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with the NASD when available and will supplementally provide to the Staff a copy of the letter or arrange for a call from the NASD informing the Staff that the NASD has no additional concerns prior to the effectiveness of the registration statement.
Our Mission and Vision Statement
3.	The inclusion of your mission statement does not appear required or contemplated by Item 501 or 502 of Regulation S-K. Please revise to relocate this information to another part of your prospectus.
Response:
The Company accepts the Staff’s comment and has revised the prospectus to relocate the mission statement to the inside back cover.
Basis of Presentation
Industry and Market Data
Trademarks
4. Please revise to move these sections to follow your summary disclosure.
Response:
The Company accepts the Staff’s comment and has revised the prospectus to move (a) the information contained in the “Basis of Presentation” section to the introduction of the Prospectus Summary as the defined terms contained in that section are used throughout the prospectus, including in the Prospectus Summary and (b) the “Industry and Market Data” and “Trademarks” sections to follow the summary disclosure on page 27.
5.	We note that you cite to industry research for information and statistics regarding economic trends and market share. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party.
Response:
The Company accepts the Staff’s comment and is supplementally providing to the Staff, under separate cover, marked copies of materials that support information and statistics regarding economic trends and market share and other third party statements in the prospectus, clearly cross-referenced. The Company supplementally advises the Staff that

Securities and Exchange Commission
December 13, 2006

these documents are publicly available or available through publicly available subscription services and that none of these reports were prepared specifically for this filing.
Prospectus Summary — page 1
6.	We note your statement that you are a “leading” provider of commercial real estate and capital markets services to the U.S. commercial real estate industry. Please revise to indicate the measure by which you determined that you are a leading provider, be it based on revenues, market share, or some other standard.
Response:
The Company accepts the Staff’s comment and has revised the disclosure on pages 1, 43 and 57 of the prospectus.
7.	Please revise the final paragraph to briefly describe the nature of the “significant economic interest” many of your transaction individuals have in HFF. We note similar disclosure on page 53, under your “Business” overview.
The Company accepts the Staff’s comment and has revised the disclosure on pages 2, 57 and 58 of the prospectus.
Independent Objective Advice — page 2
8.	We note your statement that you do not currently offer services that could create potential conflicts of interest with your clients. Please advise us how this statement may be reconciled with the fact, noted in “Extensive Cross-Selling Opportunities,” that you often provide more than one service in a particular transaction, representing at times, for example, not only the seller of a commercial real estate investment but also the buyer in arranging financing. We note the inclusion of risk factor disclosure on page 16 with respect to your position as advisor to both buyer and seller in certain instances.
Response:
The Company accepts the Staff’s comment and has revised the disclosure on pages 2 and 58 of the prospectus.
Selected Risk Factors — page 3
9.	Please also briefly address other key risks associated with buying shares of HFF Class A common stock, including the extent to which HFF Holdings will control HFF, Inc. subsequent to the reorganization, the multiple tax benefits that will redound to HFF Holdings going forward, including but not limited to the potential funding of tax obligations, and the significant costs associated with becoming a public company.

Securities and Exchange Commission
December 13, 2006

Response:
The Company accepts the Staff’s comment and has revised the disclosure on page 4 of the prospectus.
Organizational Structure — page 4
10.	To enable readers to more readily understand the reorganization you will effect prior to the closing of the offering, and the manner in which you have historically operated, please revise to include graphic disclosure of your current organizational structure.
Response:
The Company accepts the Staff’s comment and has revised the disclosure on page 5 of the prospectus to include graphic disclosure of the Company’s current organizational structure.
11.	Please revise to indicate with some specificity who the “individual members” are and the nature of their interest in HFF Holdings LLC.
Response:
The Company accepts the Staff’s comment and has revised the disclosure on pages 5 and 6 of the prospectus.
12.	To enable readers to more readily understand your post-organizational structure, please revise to include the disclosure presently found in Footnote “b” as part of your graphic disclosure. Likewise, please include disclosure regarding the operating committee appointed by HFF Holdings that will direct Holliday GP.
Response:
The Company accepts the Staff’s comment regarding inclusion of the disclosure to Footnote “b” as part of the graphic disclosure and has revised the disclosure on page 6 of the prospectus.
With respect to the operating committee, the Company would like to clarify for the Staff that the members of the operating committee of HoldCo LLC will be appointed by senior officers of the Operating Partnerships and the role of this committee will only be to provide advice and recommendations to Holliday GP. The managing member of HoldCo LLC will be appointed by the Board of Directors of the Company. The managing member of HoldCo LLC will direct Holliday GP and Holliday GP controls the Operating Partnerships. The members of the operating committee of HFF LP are appointed by the senior officers of HFF LP. The role of the HFF LP operating committee is only to provide advice and recommendations with respect to the management of HFF LP. These relationships are described in more detail in “Certain Relationships and Related Party Transactions—HFF LP Partnership Agreement.” Accordingly, the Company believes the operating committee structure does not create any unusual control issues that investors would need highlighted in the graphic disclosure.

Securities and Exchange Commission
December 13, 2006

13.	Please revise to explain the significance of the broken dotted lines surrounding the LPs in the lower level of the diagram.
Response:
The Company accepts the Staff’s comment and has revised the disclosure on pages 5 and 6 of the prospectus.
The Offering — page 6
Use of Proceeds — page 6
14.	We note that HFF Holdings will use a portion of the sale proceeds to repay all outstanding borrowings under HFF LPs credit agreement. Please revise to clarify whether this figure represents all, or substantially all, of the proceeds HFF Holdings will receive from HFF, Inc.
Response:
The Company supplementally informs the Staff that as of September 30, 2006 the amount outstanding under the credit agreement was approximately $57.5 million. A more current amount will be inserted in the blank in the prospectus prior to effectiveness.
Risk Factors —page 13
If HFF, Inc was deemed an “investment company” under the Investment Company Act of 1940 as a result of its ownership of the Operating Partnerships, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business., page 20
15.	Please revise to provide us with your analysis regarding your status as an investment company under the 1940 Act. Upon review, we may have further comment. Please advise us whether you intend to obtain an opinion of counsel in this regard.
Response:
The Company accepts the Staff’s comment and has revised the disclosure on page 22 of the prospectus. The Company’s counsel will provide the underwriters an opinion regarding its status under the Investment Company Act of 1940 (the “1940 Act”).
The Company supplementally informs the Staff that the Company’s sole asset will be its interest in a wholly-owned subsidiary, HoldCo LLC, which is a single member Delaware limited liability company. As such, the Company’s investment company status is dependent upon the investment company status of HoldCo LLC. HoldCo LLC’s assets consist of shares of its wholly-owned subsidiary, Holliday GP, a Delaware corporation, and partnership interests in each of the Operating Partnerships. HoldCo LLC does not intend to acquire interests in any securities apart from those discussed herein. Holliday GP serves as the sole general partner to each Operating Partnership and also holds partnership interests in

Securities and Exchange Commission
December 13, 2006

each of the Operating Partnerships. The status of HoldCo LLC is therefore dependent upon the status of Holliday GP and the Operating Partnerships.
Interests in the Operating Partnerships held by HoldCo LLC and Holliday GP are not investment securities. Neither of the Operating Partnerships are investment companies nor do they rely on Section 3(c)(1) or Section 3(c)(7) to be excepted from that definition. Rather, one of the Operating Partnerships, HFF Securities, L.P., is a registered broker-dealer and the other, Holliday Fenoglio Fowler, L.P., is engaged in providing commercial real estate and capital markets services. Under Section 2(a)(24) of the 1940 Act, a majority owned subsidiary of a person is any company 50% or more of the voting securities of which are owned by that person or by a majority owned subsidiary of that person. Since Holliday GP serves as the sole general partner to each Operating Partnership, each of the Operating Partnerships is considered a majority owned subsidiary of Holliday GP for the purposes of determining investment company status. Further, Holliday GP itself is deemed a majority owned subsidiary of HoldCo LLC and, since Holliday GP’s assets consist solely of interests in each of the Operating Partnerships, Holliday GP is not an investment company nor does it rely on Section 3(c)(1) or Section 3(c)(7) to be excepted from that definition.
Accordingly, HoldCo LLC is not an investment company, and does not rely on Section 3(c)(1) or Section 3(c)(7) to be excepted from that definition. For this reason and because, as discussed above, HoldCo LLC is a majority owned subsidiary of the Company, the Company’s interests in HoldCo LLC are not investment securities. The Company does not currently hold any securities apart from its interests in HoldCo LLC, nor does it intend to acquire any securities which would be deemed to be investment securities as defined by the 1940 Act. Thus, the Company is not an “investment company” as defined by Section 3(a)(1)(C) of the 1940 Act.
Dilution — page 30
16.	Please revise to disclose the dilution shareholders will experience if the underwriters exercise their option to purchase additional shares.
Response:
The Company accepts the Staff’s comment and has revised the disclosure on page 32 of the prospectus.
Pro forma Financial Information, page 31
17.	Disclose how you will account for the purchase of shares of Holiday GP and partnership units in each of the Operating Partnerships with proceeds from the offering. We note that the disclosure of the Reorganization Transactions at page 26 indicates there will be a basis step-up derived from the sale of HFF Holdings’ interests in the Operating Partnerships. Also disclose how you will account for the tax receivable agreement between HFF, Inc and HFF Holdings entered into as part of the reorganization. In your letter responding to these comments, please discuss the accounting literature you considered in determining the appropriate accounting treatment.

Securities and Exchange Commission
December 13, 2006

Response:
The Company accepts the Staff’s comment and has revised the disclosure on pages 28, 34 and 39 of the prospectus.
The Company supplementally informs the Staff that the purchase of shares of Holliday GP and partnership units in each of the Operating Partnerships will be treated as a reorganization of entities under common control, analogous to the type of transaction described in Emerging Issues Task Force Issue (EITF) 94-2, Treatment of Minority Interest in Certain Real Estate Investment Trusts. Accordingly, the net assets of HFF Holdings purchased by the Company will be reported in the consolidated financial statements of the Company at HFF Holdings’ historical cost.
In accounting for amounts due to HFF Holdings by the Company under the tax receivable agreement, cash savings in income tax will be computed by comparing the Company’s actual income tax liability to the amount of such taxes that the Company would have been required to pay had there been no increase to the tax basis of the assets of HFF LP and HFF Securities allocable to the Company as a result of the initial sale and later exchanges and had the Company not entered into the tax receivable agreement. The term of the tax receivable agreement will commence upon consummation of this offering and will continue until all such tax benefits have been utilized or have expired.
Because the Operating Partnerships will receive a step up in basis for tax purposes under Section 754 of the Internal Revenue Code and this tax benefit will be allocated to the Company and there is not a step up recorded for book purposes given that the transaction is among entities under common control, the tax step up creates a deferred tax asset for book purposes under Financial Accounting Standard (FAS) 109, “Accounting for Income Taxes.” The Company owes HFF Holdings 85% of the actual cash tax savings realized as a result of the basis step up. Therefore, the liability recorded to HFF Holdings represents 85% of the deferred tax asset recorded. The tax effect of recording the deferred tax asset is included in equity under the provisions of EITF 94-10, “Accounting by a Company for the Income Tax Effects of Transactions among or with Its Shareholders under FASB Statement No. 109.”
Notes to Pro Forma Consolidated Balance Sheet, page 36
18.	Separately disclose the amounts attributed to adjustments a. and b. in the notes or on the face of the pro forma balance sheet.
Response:
The Company accepts the Staff’s comment and has revised the disclosure on page 39 of the prospectus.
Liquidity and Capital Resources — page 48
19.	Please revise to quantify all material short-term liquidity requirements. Further, provide similar disclosure regarding all material long-term liquidity requirements. Revise to provide greater clarity regarding the nature and

Securities and Exchange Commission
December 13, 2006

timing of your financing needs after the next twelve months. In doing so, you should address your ability to satisfy your contractual obligations due after one year. Also provide a more detailed analysis of the factors contributing to the variability and uncertainties of cash flows.
Response:
The Company accepts the Staff’s comment and has revised the disclosure on page 51 of the prospectus.
20.	We note that you intend to negotiate with Bank of America and Red Capital, Inc. to maintain current lines of credit and financing. Please revise to clarify how you will finance working capital needs if you are unsuccessful in securing new credit facilities on favorable terms.
Response:
The Company accepts the Staff’s comment and has revised the disclosure on page 52 of the prospectus.
21.	Please revise to clarify whether the referenced $20 million undrawn line of credit available refers to the Bank of America credit facility referenced in paragraph 3, page 48. Please also clarify whether this line of credit will be renegotiated in connection with the offering.
Response:
The Company accepts the Staff’s comment and has revised the disclosure on page 52 of the prospectus.
Critical accounting policies, page 49
Goodwill
22.	Please expand the discussion of the evaluation of goodwill for potential impairment to address the specific uncertainties associated with the methods, assumptions, or levels of judgment utilized in estimating fair value. You should also analyze the potential sensitivity of your estimates to change and quantify the effects where practicable and material. Also identify the reporting unit or units you use in your evaluation. Please refer to Section V of the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations in Release No FR-72 for further guidance
Response:
The Company accepts the Staff’s comment and has revised the disclosure on page 53 of the prospectus.
Intangible Assets, page 50

Securities and Exchange Commission
December 13, 2006

23.	Please expand the discussion of the valuation of mortgage servicing rights in the critical accounting policy section of MD&A to provide a more robust discussion of the uncertainties attributed to each of the significant assumptions and estimates. Your discussion should provide clear and concise insight into the impact of changes in each significant assumption on the value of servicing rights. For example, describe how an environment in which interest rates are increasing impacts the overall estimated value of the retained mortgage servicing rights. Also discuss how much the estimates have changed in the past and the impact on fair value.
Response:
The Company accepts the Staff’s comment and has revised the disclosure on page 53 of the prospectus.
Business — page 53
24.	Please include the disclosure required by Item 101(a) of Regulation S-K regarding the business history for the past 5 years of the company and its subsidiaries and predecessors.
Response:
The Company accepts the Staff’s comment and has revised the disclosure on page 64 of the prospectus.
Management — page 61
Board Composition — page 62
25.	Once you have determined your non-employee director compensation, please disclose it in the director compensation section.
Response:
The Company notes the Staff’s comment and will revise the disclosure in the prospectus to include the Company’s non-employee director compensation once it has been determined.
Employment Agreements page — 64
26.	Please describe the material terms of each named executive officer employment agreement.
Response:
The Company notes the Staff’s comment and will revise the disclosure in the prospectus to describe the material terms of each named executive officer employment agreement once those agreements are finalized.

Securities and Exchange Commission
December 13, 2006

Omnibus Incentive Compensation Plan — page 65
27.	Please confirm, if true, that to date no awards have been made under the Plan. In the alternative, please update the summary compensation table to reflect the issuance of such shares.
Response:
The Company accepts the Staff’s comment and has revised the disclosure on page 69 of the prospectus.
Shares eligible for future sale — page 78
28.	Please revise the concluding sentence of paragraph 3 to briefly indicate under what circumstances HFF Holdings’ members can waive the contractual provisions concerning the exchangeability of partnership units.
Response:
The Company accepts the Staff’s comment and has revised the disclosure on page 82 of the prospectus.
Underwriting, page 83
29.	Describe briefly the factors that the underwriters would consider in determining whether to consent to the sale of shares by HFF Holdings and your directors and officers before the lock-up period’s expiration.
Response:
The underwriters have advised the Company that there is no specific criteria for the waiver of the lock-up restrictions and that they grant waivers after evaluating the unique facts and circumstances of each individual’s request for such a waiver. Such waivers are subject to the sole discretion of the underwriters.
30.	You state on page 86 that you will be conducting a directed share program. Please advise in your response letter whether the indemnification provisions between the company and the underwriters permit indemnification if participants in the directed share program renege on their commitments to purchase in the offering after effectiveness.
Response:
The Company supplementally informs the Staff that, pursuant to the terms of the underwriting agreement, the form of which will be filed as an exhibit to the Registration Statement, the Company will indemnify and hold harmless Morgan Stanley and its control persons and affiliates from and against any and all losses, claims, damages and liabilities caused by the failure of any participant in the directed share program to pay for and accept delivery of directed shares that the participant agreed to purchase.
Financial Statements, page F-1

Securities and Exchange Commission
December 13, 2006

31.	Please include the financial statements of the registrant, HFF Inc., since it will acquire or succeed to the operations of HFF LP and HFF Securities, the Operating Partnerships.
Response:
The Company accepts the Staff’s comment and has revised the disclosure to include the statement of financial condition of the Company in the financial pages to the prospectus.
Intangible Assets, page F-11
32.	Describe for us the transactions with third-party lenders that result in the recognition of servicing rights at estimated fair value. Also discuss the accounting literature you considered in accounting for these transactions. In addition please compare these transactions to loans originated and sold to FHLMC where servicing rights are recorded based on an allocation of the carrying amount of the loan and the servicing right in proportion to relative fair values at the date of the sale.
Response:
The Company supplementally informs the Staff that servicing rights of $5.4 million were recorded on June 16, 2003, in connection with the purchase of the business. These servicing rights were recorded at their estimated fair value on June 16, 2003 under purchase accounting per FAS 141, "Business Combinations”. Starting in late 2005, the Company began originating and selling loans to Freddie Mac. Under this agreement with Freddie Mac, the Company retains the rights to service the loans for the contractual life of the loan. As a result, in accordance with FAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, the Company has recorded these servicing rights based on an allocation of the carrying amount of the loan and the servicing right in proportion to their relative fair values at the date of sale. The Company does not record servicing rights for the remainder of the loans being serviced given that the Company does not pay any form of consideration for these rights and the servicing contracts can be cancelled without cause.
33.	Please revise the disclosure in the last paragraph of the note on intangible asset to clarify what is meant by a “decline in the level of serviced loans” as an indicator of impairment.
Response:
The Company accepts the Staff’s comment and has revised the disclosure on page F-13 of the prospectus.
Exhibits
34.	Please file all remaining exhibits as soon as possible, including your underwriting agreement and the forms of partnership agreement. Upon

Securities and Exchange Commission
December 13, 2006

review, we may have further comments. If you are not prepared to file the legal opinion with your next amendment, please provide a draft of the opinion for us to review.
Response:
The Company notes the Staff’s comment and will file the remainder of the exhibits as soon as they become available. The Company acknowledges that the Staff may have further comments regarding any such additional exhibits.
Part II
Item 15—Recent Sales of Unregistered Securities
35.	Please revise to indicate the person or class of person to whom you issued one share of common stock. Likewise, please revise to indicate the consideration received. Please refer to Item 701 of Regulation S-K.
Response:
The Company accepts the Staff’s comment and has revised the disclosure in Item 15 of the registration statement.
Signature page
36.	Please specify, by parenthetical next to the officer’s title, which officer is signing in the capacity of your principal accounting officer or controller.
Response:
The Company accepts the Staff’s comment and has revised the disclosure on the signature page of the registration statement.

Securities and Exchange Commission
December 13, 2006

If you have any questions, please feel free to contact James A. Lebovitz at 215.994.2510 or the undersigned at 215.994.2737. Thank you for your cooperation and prompt attention to this matter.
Sincerely,
Brian D. Short
Exhibits (via overnight delivery)

cc:	John H. Pelusi, Jr. James A. Lebovitz, Esq. Alan D. Schnitzer, Esq. Joshua Ford Bonnie, Esq.